Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

KIBALI SET FOR ANOTHER RECORD QUARTER, STAYS ON TRACK TO BEAT 2018 TARGET

Kinshasa, DRC, 22 October 2018 – The Kibali gold mine in the Democratic Republic of Congo is continuing to deliver performance improvements across the board and is expected to post record results for the quarter to September, Randgold Resources chief executive Mark Bristow said here today.

Speaking at a briefing for local media, Bristow said the mine was operating at or above its designed throughput, recovery and hoisting capacity on the back of the ramp-up in underground production, access to higher grade underground ore and the optimisation of its automated materials handling system.

“This confirms our mid-year view that Kibali is trending to significantly outperform its full-year production guidance of 730 000 ounces,” Bristow said.

“During this time the mine also successfully transitioned from contractor mining underground to owner mining by an all-Kibali and almost entirely Congolese team, and commissioned its third hydropower station, Azambi. It is worth noting that this is the first industrial-size power plant built by Congolese contractors, and the expertise they gained in the process augurs well for the development of the country’s engineering sector.”

Bristow said with the mine now operating at full capacity and steady state, the focus on finding fresh ounces to feed its high production-rate had intensified, and its exploration teams were working on the conversion of resources to reserves, as well as finding new resources.

“With the completion of its seven-year capital investment programme, Kibali is now poised to start returning capital to the investors who funded the development of this large and complex project in a remote part of the DRC,” Bristow said.

“Even though Kibali has only moved into full underground production this year, it has already made a major contribution to the Congolese economy. To date, its in-country contribution amounts to almost $2.5 billion in the form of taxes, permits, infrastructure development, salaries and payments to local suppliers. In the third quarter of this year alone, Kibali spent more than $40 million on local contractors.”

Bristow also announced that Kibali had reached an agreement with the Ministry of Finance on the reimbursement of outstanding TVA (value added tax), which amounted to $218 million in total. The agreement allows for $40 million to be paid upfront, while the balance will be settled on an offset basis. In another significant development, the Ministry has agreed to exempt local goods and services purchased by Kibali, from TVA.

“We see the government as a key partner in our long term commitment to the creation of value for all stakeholders in the DRC and we engage with them on a broad range of issues, including the challenges which arose from the implementation of the country’s new mining code,” he said.

He noted that so far this year, Kibali had spent more than $1.3 million on local community development projects, most recently on the launch of the Durba large-scale water distribution system.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386 Graham Shuttleworth Randgold financial director +44 779 771 1338	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040 Cyrille Mutombo Randgold country manager DRC +243 990 104 774 / +243 815 842 990	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 randgold@dpapr.com Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.

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